SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Cel-Sci Corporation

(Name of Issuer)

Common Stock $.01 par value per share

(Title of Class of Securities)

150837 40 9

(CUSIP Number)

March 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Advantage Fund II Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,055,764 shares of Common Stock
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,055,764 shares of Common Stock
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,055,764 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.998%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Genesee International, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,055,764 shares of Common Stock
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,055,764 shares of Common Stock
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,055,764 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.998%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Donald R. Morken
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,055,764 shares of Common Stock
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,055,764 shares of Common Stock
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,055,764 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.998%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

Item 1(a) Name of Issuer:
                 Cel-Sci Corporation (the "Corporation").

Item 1(b). Address of Issuer's Principal Executive Offices:
                  8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182.

Item 2(a). Name of Person Filing:
                  Advantage Fund II Ltd. ("Advantage")
                  Genesee International, Inc. ("Genesee")
                  Donald R. Morken ("Morken")
                  (collectively, the "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:
                  Advantage - C/O CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles.
                  Genesee - CITCO Building, Wickhams Cay, P.O.Box 662, Road Town, Tortola, British Virgin Islands.
                  Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

Item 2(c). Citizenship:
                  Advantage - British Virgin Islands
                  Genesee - Delaware
                  Morken - United States of America

Item 2(d). Title of Class of Securities:
                  Common Stock, par value $.01 per share of the Company (the "Common Stock").

Item 2(e). CUSIP Number:
                  150837 40 9

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
     (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i)  [ ] A church plan that is excluded from the definition of an investment company under Section
               3(c)(14) of the Investment Company Act;
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership by Reporting Person.

               Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

               (a) Amount beneficially owned:

                    2,055,764 shares of Common Stock*

               (b) Percent of class:

                    9.998% (based on 20,559,700 shares of Common Stock outstanding as of
                            February 1, 2001 as reported in the Company's Proxy Statement filed by the Company on March 6, 2001).

               (c) Number of shares to which the person has:

                    (i)      Sole power to vote or direct the vote:

                            -0-

                    (ii)     Shared power to vote or direct the vote:

                            2,055,764 shares of Common Stock*

                    (iii)    Sole power to dispose or to direct the disposition of:

                            -0-

                    (iv)    Shared power to dispose of or direct the disposition of:

                            2,055,764 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class:

              Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

              Pursuant to an investment management agreement between Genesee and Advantage, Genesee has the power to sell or vote on behalf of Advantage, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Genesee may be deemed to be the beneficial owner of such shares.

              Morken is the Prsident of Genesee and has the power to sell or vote on behalf of Genesee and Advantage, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a),
              Morken may be deemed to be the beneficial owner of such shares.

____________________
*Does not include certain shares of Common Stock issuable to the Reporting Person upon the exercise of certain warrants issued to the Reporting Person by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, benefically owning in excess of 9.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such securities on not less than 61 days' notice to the Company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
             Reported on the Parent Holding Company.

             Not Applicable

Item 8. Identification and Classification of Members of the Group.

             Not Applicable

Item 9. Notice of Dissolution of a Group.

             Not Applicable

Item 10. Certification.
               By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Exhibits:

        Exhibit I: Joint Filing Agreement, dated as of March 30, 2001, by and among Advantage, Genesee and Morken.

Exhibit I

JOINT FILING AGREEMENT

        This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of the Common Shares, $.01 par value per share, of Cel-Sci Corporation, a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 30, 2001.

                                                                     ADVANTAGE FUND II LTD.

                                                                     By: GENESEE INTERNATIONAL, INC.
                                                                          As General Manager

                                                                          /s/ Donald R. Morken
                                                                          By: Donald R. Morken
                                                                          Title: President

                                                                     GENESEE INTERNATIONAL, INC.

                                                                     /s/ Donald R. Morken
                                                                          By: Donald R. Morken
                                                                          Title: President

                                                                     DONALD R. MORKEN

                                                                     /s/ Donald R. Morken

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                     ADVANTAGE FUND II LTD.

                                                                     By: GENESEE INTERNATIONAL, INC.
                                                                          As General Manager

                                                                          /s/ Donald R. Morken
                                                                          By: Donald R. Morken
                                                                          Title: President

                                                                     GENESEE INTERNATIONAL, INC.

                                                                     /s/ Donald R. Morken
                                                                          By: Donald R. Morken
                                                                          Title: President

                                                                     DONALD R. MORKEN

                                                                     By:/s/ Donald R. Morken